[MACY’S LETTERHEAD]

September 13, 2012

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed March 28, 2012
File Number 1-13536

Dear Mr. Mew:

Reference is made to the Company’s letter, dated June 23, 2012, responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) relating to the above-referenced filing, and to the telephone conference on September 12, 2012 between representatives of the Company and representatives of the Staff in which the Staff requested and the Company provided further clarification with respect to the Company’s merchandise inventory accounting practices.

The Company reiterates that it has elected to report, and that it does report, its merchandise inventories at the lower of cost or market using the last-in, first-out (“LIFO”) retail inventory method.

The Company reiterates its belief, after having consulted with its auditors and attorneys, that its merchandise inventory accounting practices and the disclosures contained in its SEC filings in relation to the effects of losses from the application of the lower of cost or market accounting principle (including those losses that result from markdowns to clear unproductive or slow-moving inventory) comply fully with the requirements of generally accepted accounting principles and the applicable requirements of the federal securities laws.  The Company will, of course, continue to take such requirements into consideration in connection with the preparation of the financial statements and related disclosures to be included in its future filings with the SEC.

In lieu of the enhanced disclosure previously proposed in its June 23, 2012 letter, the Company now proposes to enhance in future filings the disclosure that appears in the notes to its audited financial statements included in the above-referenced Form 10-K in a manner similar to the following (with the proposed additional disclosure being underscored in this letter for the Staff’s convenience):

Merchandise inventories are valued at lower of cost or market using the last-in, first-out (LIFO) retail inventory method. Under the retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the fiscal year purchase activity. The application of the LIFO retail inventory method did not result in the recognition of any LIFO charges or credits affecting cost of sales for 2011, 2010 or 2009. The retail inventory method inherently requires management judgments and estimates, such as the amount and timing of permanent markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation as well as gross margins.

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The Company hereby acknowledges that:

•                     The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter has responded fully to the Staff’s remaining comments in relation to the Company’s inventory accounting practices and disclosures.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (513) 579‑7740.  Thank you for your consideration.

Very truly yours,

/s/ Joel A/ Belsky

Joel A. Belsky

cc:        James Allegretto, United States Securities and Exchange Commission

Scott Stringer, United States Securities and Exchange Commission

            Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Scott Flynn, KPMG LLP

            Mark E. Betzen, Jones Day